Filed by VimpelCom Ltd.

Commission File No: 333-164770

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

IMPORTANT INFORMATIONABOUT THE VIMPELCOM LTD. EXCHANGE OFFER

A UNIQUE

OPPORTUNITY FOR YOU AS AN OJSC VIMPELCOM

ADS HOLDER

BUT YOU NEED TO

TAKE ACTION NOW

VimpelCom. Ldt

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This brochure contains “forward-looking statements.” Forward-looking statements provide VimpelCom Ltd.’s current expectations or forecasts of future events. Forward-looking statements include statements about VimpelCom Ltd.’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Any statement in this brochure that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to:

risks related to the timing or ultimate completion of the transaction;

the possibility that expected benefits may not materialize as expected;

that, prior to the completion of the transaction, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected;

that the parties are unable to successfully implement integration strategies or otherwise realize any synergies that might arise from the transaction;

future operating or financial results;

expectations regarding the future growth of the telecommunications industry;

forecasts regarding future macroeconomic performance or results;

future payments of dividends and the availability of cash for the payment of dividends;

future acquisitions, business strategy and expected capital spending;

assumptions regarding interest rates and inflation;

changes in governmental rules and regulations or actions taken by regulatory authorities;

unanticipated changes in laws and regulations;

potential liability from future litigation; and

other risks and uncertainties that are beyond the parties’ control.

If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this brochure are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this brochure.

IMPORTANT ADDITIONAL INFORMATION

In connection with the Exchange Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by American Depositary Shares (ADSs)), VimpelCom Ltd. has filed with the Securities and Exchange Commission (SEC) a registration statement on Form F-4, which includes a prospectus and related Exchange Offer acceptance materials, to register shares of VimpelCom Ltd. (including those represented by Depositary Receipts) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the Exchange Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related Exchange Offer acceptance materials and other relevant documents filed with the SEC in respect of the Exchange Offer, can be obtained at the SEC’s website at www.sec.gov and at VimpelCom Ltd.’s website at www.vimpelcomlimited.com. The preliminary prospectus and related Exchange Offer acceptance materials have been mailed to holders of OJSC VimpelCom securities eligible to participate in the Exchange Offer and a final prospectus also will be mailed to such holders when available. Additional copies of the prospectus may be obtained for free from Innisfree M&A Incorporated, the information agent for the Exchange Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

This brochure is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. Depositary Receipts in the United States will only be made pursuant to the prospectus and related Exchange Offer acceptance materials that are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. Depositary Receipts in the Russian Offer if such investor is a “qualified investor” under the applicable Russian rules and regulations. This brochure is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

This brochure does not constitute an advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, as amended (the “Securities Law”), Federal Law No. 46-FZ “On the Protection of Rights and Lawful Interests of Investors on the Securities Market” dated March 5, 1999, as amended, and Federal Law No. 38-FZ “On Advertising” dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a “qualified investor” within the meaning of Article 51.2 of the Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the Russian Federation within the meaning of Article 51.1 of the Securities Law.

VimpelCom Ltd. has the right to extend the acceptance period of the Exchange Offer for the OJSC VimpelCom ADSs. Any extension will be announced not later than the next business day after the previously scheduled expiration date of the Russian Offer. VimpelCom Ltd. will announce any extension of the Exchange Offer by issuing a press release and by publishing an announcement in newspapers in the United States and Russia. In addition, VimpelCom Ltd. will file the announcement with the SEC via the EDGAR filing system and post the announcement on its website (www.vimpelcomlimited.com).

THE VIMPELCOM LTD. EXCHANGE OFFER

YOU NEED TO

TAKE ACTION NOW

This brochure highlights key information about the Exchange Offer. As an OJSC VimpelCom (NYSE: VIP) American Depositary Share (ADS) holder you need to take action now to exchange your ADSs into Depositary Receipts representing VimpelCom Ltd. shares, as recommended by the OJSC VimpelCom Board of Directors. If the Exchange Offer is successful, you will receive one VimpelCom Ltd. Depositary Receipt for every OJSC VimpelCom ADS that you tender.

You need to act now because any unexchanged OJSC VimpelCom ADSs are to be delisted from the New York Stock Exchange following successful completion of the Exchange Offer.

EXCHANGING YOUR OJSC VIMPELCOM ADSs FOR VIMPELCOM LTD. DEPOSITARY RECEIPTS IS EASY:

YOU CAN EITHER:

1. follow the instructions on the form provided by your bank or broker on which your name and address are printed; or

2. contact the person responsible for your account at your bank or broker and give instructions to tender your ADSs into the Exchange Offer.

If you take part in the Exchange Offer, you will receive VimpelCom Ltd. Depositary Receipts, which will be listed on the New York Stock Exchange.

If you do not know where your OJSC VimpelCom ADSs are held, if you have not received a copy of the Exchange Offer prospectus or if you need any assistance or have questions about how to exchange your ADSs, please call Innisfree M&A, the Information Agent for the Exchange Offer, Toll Free, at 1-877-800-5190.

You can also visit www.vimpelcomlimited.com to review the prospectus and for other helpful information about the Exchange Offer. Please take the time to read the prospectus carefully for complete information about the Exchange Offer.

IMPORTANT—The OJSC VimpelCom Board of Directors does not recommend that you elect to receive the cash consideration in the Exchange Offer as it is not intended to represent fair market value for your OJSC VimpelCom ADSs. As discussed further in the prospectus, the cash alternative amounts to US$0.000017 for each ADS and is being offered solely to comply with applicable Russian requirements for the Exchange Offer.

REMEMBER – The success of the Exchange Offer to create VimpelCom Ltd. requires over 95% of OJSC VimpelCom’s total shares outstanding to be tendered for exchange into VimpelCom Ltd. Depositary Receipts. Any unexchanged OJSC VimpelCom ADSs are to be delisted from the New York Stock Exchange following successful completion of the Exchange Offer. We therefore urge you to follow the OJSC VimpelCom Board of Directors’ recommendation to exchange your ADSs as soon as possible, no matter what the size of your holding.

VIMPELCOM LTD. OFFERS A UNIQUE OPPORTUNITY FOR YOU TO SHARE IN A PLATFORM FOR STRONGER VALUE CREATION POTENTIAL

DEAR OJSC VIMPELCOM ADS HOLDER,

As you may know, the OJSC VimpelCom Board of Directors has recommended that you exchange your OJSC VimpelCom ADSs for Depositary Receipts in VimpelCom Ltd. in the Exchange Offer that was launched in February 2010. If you tender your OJSC VimpelCom ADSs and the offer is successful, you will receive one VimpelCom Ltd. Depositary Receipt for every ADS that you tender.

VimpelCom Ltd. is a new company headquartered in Amsterdam, Netherlands. On the successful completion of this Exchange Offer, VimpelCom Ltd. will bring together 100% of OJSC VimpelCom, of which you are an ADS holder, and 100% of Kyivstar, Ukraine’s largest mobile operator. VimpelCom Ltd. will have nearly 86.6 million subscribers in nine countries (pro forma as of December 31, 2009) and revenues of $10.2 billion (pro forma for the financial year ended December 31, 2009) and will provide a strong platform for the next phase of growth in emerging markets outside Russia and the CIS.

To achieve this combination of OJSC VimpelCom and Kyivstar, VimpelCom Ltd. is now offering to exchange your OJSC VimpelCom ADSs for VimpelCom Ltd. Depositary Receipts, representing VimpelCom Ltd. shares.

A UNIQUE OPPORTUNITY FOR YOU AS AN OJSC VIMPELCOM ADS HOLDER

The OJSC VimpelCom Board of Directors urges you to support this transaction by exchanging your OJSC VimpelCom ADSs for Depositary Receipts in VimpelCom Ltd. In addition to continued ownership of OJSC VimpelCom, VimpelCom Ltd. will offer several clear benefits, including:

Ownership of Kyivstar, Ukraine’s largest mobile operator with a subscriber market share of 39.9% as of December 31, 2009;

Improved strategic profile with potential for operational improvements and efficiencies;

Enhanced corporate and governance structures which align the interests of all shareholders;

Clearly communicated intention to pay out at least 50% of the free cash flows of Kyivstar and of OJSC VimpelCom’s Russian operations to shareholders in annual dividends; and

A stronger business with a robust and attractive platform and significant value creation potential.

The success of the Exchange Offer to create VimpelCom Ltd. requires over 95% of OJSC VimpelCom’s total shares outstanding to be tendered for exchange into VimpelCom Ltd. Depositary Receipts. Any unexchanged OJSC VimpelCom ADSs are to be delisted from the New York Stock Exchange following successful completion of the Exchange Offer. We therefore urge you to follow the OJSC VimpelCom Board of Directors’ recommendation to exchange your ADSs as soon as possible, no matter what the size of your holding.

To exchange your OJSC VimpelCom ADSs, just follow the simple instructions set out in this brochure. For more information call Innisfree M&A, the Information Agent for the Exchange Offer, Toll Free, at 1-877-800-5190, or visit www.vimpelcomlimited.com.

Thank you for your support,

ALEXANDER IZOSIMOV

CEO

VimpelCom Ltd.

JO LUNDER

Chairman-designate

VimpelCom Ltd.

VIMPELCOM LTD. –

PLATFORM FOR VALUE CREATION IN GLOBAL EMERGING MARKETS TELECOMS

LEADING TELECOMS PROVIDER IN RUSSIA AND UKRAINE WITH OPERATIONS IN NINE COUNTRIES COVERING TERRITORY WITH A TOTAL POPULATION OF AROUND 340 MILLION PEOPLE

VIMPELCOM KAZAKHSTAN

VIMPELCOM UZBEKISTAN

VIMPELCOM UKRAINE

VIMPELCOM RUSSIA

KYIVSTAR GSM

VIMPELCOM VIETNAM

VIMPELCOM GEORGIA

VIMPELCOM TAJIKISTAN

VIMPELCOM CAMBODIA

VIMPELCOM ARMENIA

A UNIQUE OPPORTUNITY FOR YOU AS AN OJSC VIMPELCOM ADS HOLDER

WHAT TO DO NOW

The Exchange Offer for the OJSC VimpelCom ADSs is scheduled to expire at 5:00 p.m. New York City time on April 15, 2010.

You should be aware that your bank or broker may have an earlier deadline for receipt of your instructions. Please contact the person responsible for your account to find out.

EXCHANGING YOUR OJSC VIMPELCOM ADSs FOR VIMPELCOM LTD. DEPOSITARY RECEIPTS IS EASY:

YOU CAN EITHER:

1. follow the instructions on the form provided by your bank or broker on which your name and address are printed; or

2. contact the person responsible for your account at your bank or broker and give instructions to tender your ADSs into the Exchange Offer.

If you need any assistance or have questions about how to exchange your OJSC VimpelCom ADSs for VimpelCom Ltd. Depositary Receipts, please call Innisfree M&A, the Information Agent for the Exchange Offer, Toll Free, at 1-877-800-5190.

NEED MORE INFORMATION?

Call the VimpelCom Ltd.

Toll-Free Hot Line: +1 877 800 5190

Or visit www.vimpelcomlimited.com

NEED MORE

INFORMATION?

Call the VimpelCom Ltd.

Toll-Free Hot Line: +1 877 800 5190

Or visit www.vimpelcomlimited.com